Exhibit 3.2
CERTIFICATE OF ELIMINATION
OF THE
SERIES D-2 CUMULATIVE CONVERTIBLE PREFERRED STOCK
OF
ION GEOPHYSICAL CORPORATION
Pursuant to Section 151(g)
of the General Corporation Law
of the State of Delaware
ION Geophysical Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:
1.    That, pursuant to Section 141(f) of the General Corporation Law of the State of Delaware and the authority granted in the Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate of Incorporation”), the Board of Directors of the Corporation by unanimous written consent duly adopted, authorized the issuance of a series of five thousand (5,000) shares of Series D-2 Cumulative Convertible Preferred Stock, par value $0.01 per share, of the Corporation (the “Series D-2 Preferred Stock”) and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on December 6, 2007, filed a Certificate of Rights and Preferences (the “Series D-2 Certificate of Rights and Preferences”) with respect to such Preferred Stock in the Office of the Secretary of State of the State of Delaware.
2.    That the Board of Directors of the Corporation at a meeting held on September 25, 2013, duly adopted the following resolutions:
RESOLVED, that no shares of Series D-2 Preferred Stock are outstanding and no shares of Series D-2 Preferred Stock will be issued subject to the Series D-2 Certificate of Rights and Preferences;
RESOLVED FURTHER, that all matters set forth in the Series D-2 Certificate of Rights and Preferences with respect to the Series D-2 Preferred Stock be eliminated from the Certificate of Incorporation, and the shares of Series D-2 Preferred Stock heretofore reserved for issuance under such Series D-2 Certificate of Rights and Preferences shall again be available for issuance hereafter under Article Five, Fourth, Section 2 of the Certificate of Incorporation in one or more series as the Board of Directors shall hereafter from time to time determine;
RESOLVED FURTHER, that the officers of the Corporation be, and hereby are, authorized and directed to file a Certificate of Elimination (the “Series D-2 Certificate of Elimination”) with the Office of the Secretary of State of the State of Delaware setting forth a copy of these resolutions whereupon all matters set forth in the Series D-2 Certificate of Rights and Preferences with respect to the Series D-2 Preferred Stock shall be eliminated from the Certificate of Incorporation; and
RESOLVED FURTHER, that the Corporation is hereby authorized to pay any and all expenses and fees arising in connection with the filing of the Series D-2 Certificate of Elimination.
3.    That, accordingly, all matters set forth in the Series D-2 Certificate of Rights and Preferences with respect to the Series D-2 Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation, and all shares of Series D-2 Preferred Stock shall resume the status of authorized but unissued shares of preferred stock, $0.01 par value per share, of the Corporation.
[Signature on next page]

IN WITNESS WHEREOF, ION Geophysical Corporation has caused this Certificate to be executed by its duly authorized officer on this 30th day of September.
ION GEOPHYSICAL CORPORATION

By:    /s/ David L. Roland
    Name:    David L. Roland
Office:    Senior Vice President, General Counsel and        Corporate Secretary